

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Via U.S. Mail

Jasper Explorations Inc.
c/o Business Filings Incorporated
311 S. Division Street
Carson City, Nevada 89703

      Re: Jasper Explorations Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed April 28, 2011
              File No. 333-171373

Dear Sir or Madam:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1, filed April 28, 2011

General

1. Please provide the written statement from the company exactly as we requested under the heading "Closing Comments" in our letter dated February 17, 2011, and also repeated in this letter. In this regard, we note that your acceleration request does not include the precise language set forth in the last bullet point under the "Closing Comments" heading.

2. Please clarify your response to prior comment 3 from our letter to you, dated March 15, 2011. Based on a search of your two Red Streak claims, re-staked as 834563 and 844887 in the British Columbia Mineral Titles database, available at <https://www.mtonline.gov.bc.ca/mtov/searchTenures.do>, it appears that John David Briner, transferred ownership of these claims to 0904346 BC Ltd. on April 19, 2011. Please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Diane Dalmy
        Facsimile (303) 988-6954